June 20, 2012

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust III, File Nos. 333-178833, 811-22655.

Dear Mr. Grzeskiewicz:

On April 12, 2012, Northern Lights Fund Trust III (the "Registrant"), on behalf of the Swan Defined Risk Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 1 to its registration statement under the Securities Act of 1933 on Form N-1A.  On May 22, 2012, you provided oral comments with respect to the Fund.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Typographical corrections have been made throughout but are not enumerated in this letter.  Any changes to the summary portion of the prospectus have been carried over to the statutory portion, but are omitted from this letter for the sake of brevity.  Additionally, a marked version of the prospectus is attached to aid in the review of the Registrant's responses.

PROSPECTUS SUMMARY PORTION

Comment 1.  Under the section entitled "Principal Investment Strategies," please include additional disclosures that explains how "Defined Risk" in the Fund's name aligns with the investment strategy because it appears the Fund's option writing strategy could lead to losses that would be inconsistent with prospective shareholders' understanding of defined risk as consistent with risk mitigation.  Also, clarify how the absence of market timing and individual stock selection contributes to the management of risk.

Response.  The Registrant has amended disclosures to more precisely state the risk management process used by the adviser so that it is clear to prospective shareholders that defined risk is consistent with risk mitigation.  Additionally, the Registrant has clarified how the absence of market timing and individual stock selection contributes to the management of risk.

Comment 2.  Please confirm that investing in securities of foreign issuers is not a principal investment strategy.

Response.  The Registrant confirms that investing in securities of foreign issuers is not a principal investment strategy.

Comment 3.  Under the section entitled "Principal Investment Strategies," please clarify that while written option premiums are normally thought of as income, they are capital gains.

Response.  The Registrant has revised the disclosure to clarify that while written option premiums are normally thought of as income, they are capital gains.

Comment 4.  Under the section entitled "Principal Investment Strategies," please state that the Fund will buy ETFs on an exchange unless, it anticipates buying ETFs through the creation units process as an approved participant.

Response.  The Registrant has revised the disclosure to disclose the Fund will buy ETFs on an exchange.

Comment 5.  Because the Fund anticipates buying and writing short-term and long-term options on the S&P 500 Index, S&P 500 sector-based ETFs and other equity indices, please revise the disclosure describing this strategy throughout the section entitled "Principal Investment Strategies," to assure consistency when addressing the constituent parts of this strategy.

Response.  The Registrant has amended disclosures to consistently address the use of buying and writing short-term and long-term options on the S&P 500 Index, S&P 500 sector-based ETFs and other equity indices.

Comment 6.  If the Fund anticipates investing in Standard & Poor's Depositary Receipts (SPDRs), please disclosure under the section entitled "Principal Investment Strategies." to assure consistency when addressing the constituent parts of this strategy.

Response.  The Registrant has amended disclosures to identify Standard & Poor's Depositary Receipts (SPDRs) under the section entitled "Principal Investment Strategies."

Comment 7.  Please endeavor to provide more specificity as to when the adviser will buy back written options under the section entitled "Option Writing."  Please amend the disclosure entitled "Rebalancing" to provide greater detail describing strike prices or notional amount so as to inform prospective shareholders how this rebalancing serves to protect capital.

Response.  The Registrant has amended disclosures to provide more specificity as to when the adviser will buy back written options and to describe strike prices and notional amounts so as to inform prospective shareholders how this rebalancing serves to protect capital.

Comment 8.  Under the section entitled "Principal Investment Risks," please amend the disclosure entitled "Option Risk" to identify potentially unlimited losses on written call options.

Response.  The Registrant has amended disclosures to identify potentially unlimited losses on written call options.

PROSPECTUS STATUTORY PORTION

Comment 9.  Under the section entitled "Defined Risk Strategy," please amend the disclosures to define or explain "entire market cycle."

Response.  The Registrant has amended disclosures to define entire market cycle.

Comment 10.  Under the section entitled "Option Writing," please amend the disclosure to define "spread order."

Response.  The Registrant has amended disclosures to define spread orders.

Comment 11.  Under the section entitled "Options Generally," please consider whether the tax discussion is better located in the Statement of Additional Information or even if the tax discussion is so significant that it should be included in the summary portion of the Prospectus.

Response.  The Registrant has considered the import of the tax discussion and believes its present location is appropriate given its relative importance to prospective shareholders.

Comment 12.  Because prior performance of the adviser is included, please confirm the no-action letter upon which the Registrant relies and any conditions to such reliance.  Also, amend the disclosure to identify the return computation method if it differs from the SEC method.

Response.  The Registrant is relying upon Nicholas-Applegate Mutual Funds (pub. avail. Aug 6, 1996) and the adviser has or will certify that it complies with the conditions of the no-action letter.  The Registrant has amended the disclosure to specify that the return computation method differs from the SEC method in that it employs only monthly valuation, rather than daily.

Comment 13.  Under "How To Purchase Shares," please consider adding a disclosure reminding prospective shareholders that each class of shares is subject to a redemption fee of held less than 30 days.

Response.  The Registrant believes other Prospectus and Statement of Additional Information disclosures alert prospective shareholders that each class of shares is subject to a redemption fee of held less than 30 days.

Comment 14.  Please confirm that the Statement of Additional Information disclosures are not the sole source of any principal investment strategies or principal investment risks.

Response.  The Registrant so confirms.

Comment 15.  Under "Frequent Purchases and Redemptions of Fund Shares," please consider if more specificity might aid prospective shareholders in understanding the conditions under which an early redemption fee would apply or shareholder purchase orders would be rejected.

Response.  The Registrant has reviewed the disclosures and does not believe it can further clarify the terms under which an early redemption fee would apply or shareholder purchase orders would be rejected.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (614) 469-3265.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP

Attachment

707812.1